FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1Q[redacted]
Telephone 0870 6083678 Fax 01306 654

03037276

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

28 October 2003

82-34640

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

Since our previous submission to you on 16th October 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Notice of Results	- 21st October 2003
New Business Figures	- 28th October 2003
Analyst Presentations	- 28th October 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 11/12

LSE / SecExch: SecExch 281003

03 NOV 12 7:21

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Company	Friends Provident PLC
TIDM	FP.
Headline	Notice of Results
Released	16:26 21 Oct 2003
Number	1474R

RNS Number:1474R
Friends Provident PLC
21 October 2003

FRIENDS PROVIDENT PLC

ANNOUNCEMENT OF 3rd QUARTER NEW BUSINESS FIGURES

Friends Provident plc will be announcing its new business figures for the nine months ending 30 September 2003 on Tuesday, 28 October 2003.

For further information, please contact:

Di Skidmore 020 7760 3133
Friends Provident plc

Bella Jowett 020 7861 3874
Bell Pottinger Financial

END

Company	Friends Provident PLC
TIDM	FP.
Headline	New Business Figures
Released	07:05 28 Oct 2003
Number	3588R

RNS Number:3588R
Friends Provident PLC
28 October 2003

28 October 2003

Friends Provident Life & Pensions' new business accelerates in third quarter

Third quarter life and pensions APE* increased by 24% to £114 million (£92m 2002) building on an already strong performance.

Highlights for the first nine months of 2003 include:

* Total new life and pensions APE* increased by 14% to £313 million (£274m 2002).

* New protection APE, including income protection, increased by 50% to a record £48 million (£32m 2002).

* New savings and investment APE increased by 24% to £82 million (£66m 2002).

* New group pensions APE increased by 11% to £130 million (£117m 2002).

Ben Gunn, Managing Director of Friends Provident Life & Pensions, said:

"We have had an excellent third quarter, boosting the year to date growth above the level we reported at the half year. We are winning ever increasing volumes of new business. The quality of our award-winning service, backed by leading edge technology, continues to differentiate us in the marketplace and we are confident that our market share will increase in 2003."

*The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums

For further information contact:

Nick Boakes	Friends Provident plc	020 7760 3132 07711 088 679
Di Skidmore	Friends Provident plc	020 7760 3132 07712 079 713
John Coles	Bell Pottinger Financial	020 7861 3868

Issued on behalf of Friends Provident Life and Pensions Limited

Ref: D145

Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements

of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Commentary and tables
All figures in the commentary are on the APE basis.

Life Business

Total new life business in the third quarter increased by 36.4% to £50.6 million (£37.1m 2002) and increased by 32.7% to £130.2 million (£98.1m 2002) in the first nine months of 2003.

New protection business, including income protection, reached a record APE of £19.9 million in the third quarter, with 32% of new stand-alone protection sales via UK IFAs transacted online, compared with less than 15% in the third quarter of 2002.

Nine month sales increased by 50% to £48.0 million (£32.0m 2002). Our enhanced electronic processing and strong service proposition will continue to drive further profitable growth in the protection market.

New savings and investment business increased by 30.6% to £30.7 million against £23.5 million in 2002 in the third quarter. The latter included two months' new business flowing from the International operation we acquired from Royal & SunAlliance.

Sales increased by 24.4% to £82.2 million (£66.1m 2002) in the first nine months of 2003. In the UK we continue to make progress against the backdrop of a sluggish market, with our levels of new business indicating a growing share. In the third quarter, 70% of savings and investment sales by UK IFAs were transacted online, compared with 30% in the corresponding quarter last year.

Pensions Business

Total new pensions business APE in the third quarter increased by 16.1% to £63.6 million (£54.8m 2002). APE for the first nine months of 2003 increased by 3.9% to £182.3 million (£175.5m 2002).

Group pensions is our core product line in this sector, and there are generally fewer new schemes set up in the third quarter of any year. However, APE increased in this quarter by 22.4% to £44.2 million (£36.1m 2002). This increase has benefited from incremental new business which has helped to counteract seasonal trends this year.

APE for the first nine months increased 10.7% to £129.7 million (£117.2m 2002). Our straight-through processing system now hosts some 8040 schemes and remains capable of accommodating significantly higher volumes. The multi-manager investment fund facility, Activ, has been well received and is already leading to an increase in new business tendering opportunities from Employee Benefit Consultants. We continue to have a strong presence on the panels of quality 'commission based' IFAs and we are proactively positioning ourselves to attract good schemes from these sources.

We continue to de-emphasize individual pensions in favour of the more profitable group pensions market and new individual pensions business for the first nine months decreased by 21.2% to £28.3 million (£35.9m 2002). However, third quarter APE increased by 7.4% to £13.1 million (£12.2m 2002) reflecting an influx of DSS payments on "contracted out" business which are received at irregular intervals.

New annuity business APE in the third quarter was down 3.1% to £6.3 million (£6.5m 2002) reflecting our selective approach to this market to ensure we maintain appropriate margins. Nine month sales increased by 8.5% to £24.3 million (£22.4m 2002).

Friends Provident New Life & Pensions Business

9 Months to 30 September 2003 vs 9 Months to 30 September 2002

	9 Months 2003			9 Months 2002			
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	A %chan
Life							
Protection	48.0	0.0	48.0	32.0	0.0	32.0	50
Savings and Investment	30.7	514.4	82.2	14.9	512.0	66.1	24
	78.7	514.4	130.2	46.9	512.0	98.1	32
Pensions							
Individual Pensions	10.3	180.0	28.3	14.1	218.4	35.9	(21
Group Pensions	97.9	318.1	129.7	102.5	147.0	117.2	10
Annuities	0.0	242.6	24.3	0.0	223.9	22.4	8
	108.2	740.7	182.3	116.6	589.3	175.5	3
Total Life & Pensions	186.9	1255.1	312.5	163.5	1101.3	273.6	14

3 Months to 30 September 2003 vs 3 Months to 30 September 2002

	Q3 2003			Q3 2002			
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	%cha
Life							
Protection	19.9	0.0	19.9	13.6	0.0	13.6	4
Savings and Investment	11.4	192.9	30.7	6.4	171.5	23.5	3
	31.3	192.9	50.6	20.0	171.5	37.1	3
Pensions							
Individual Pensions	3.1	100.2	13.1	4.1	81.8	12.2	
Group Pensions	31.2	129.7	44.2	31.5	45.9	36.1	2
Annuities	0.0	63.4	6.3	0.0	65.2	6.5	(3
	34.3	293.3	63.6	35.6	192.9	54.8	1
Total Life & Pensions	65.6	486.2	114.2	55.6	364.4	91.9	2

Notes to Editors

Friends Provident plc

Friends Provident, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. As at 30 June 2003, the company's market capitalisation was over £2bn.

Friends Provident has two core businesses: Friends Provident Life & Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued in excess of £60bn as at 30 June 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

+ Top UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.

+ Diversified business model providing strong and consistent revenue streams.

+ Award winning service initiatives and FP's market leading technology continue to building key partnerships and increasing cost efficiencies.

+ Focused product lines and sources of revenue to minimize risks and maintain growth.

+ Strong credit ratings - S&P A+ and Moody's A2 with stable outlook.

+ Growing market opportunities - demographics, pension provisions, shift from DB to DC, Multi-ties.

END

Company	Friends Provident PLC
TIDM	FP.
Headline	Analyst Presentation
Released	07:45 28 Oct 2003
Number	3679R

RNS Number:3679R
Friends Provident PLC
28 October 2003

FRIENDS PROVIDENT PLC

ANALYST PRESENTATION

Following the announcement of Friends Provident's Q3 New Business figures, there will be an analyst presentation at 11.15am at King Edward Hall, Merrill Lynch Financial Centre. There will be no new financial information disclosed.

The presentation will explain the following innovative new developments in our business:

Protection

e-select: our unique new protection product offering an end-to-end new business system that allows IFAs to write business entirely on-line - the first of its kind in the market.

Group Pensions

Activ: a new multi-manager facility for our core Group Pensions business, launched in July, to complement ISIS. It is integrated with our electronic platform and interface with fund managers is fully automated.

The morning will include a showcase video and demonstrations.

For further information, please contact:

Catherine Lees, Bell Pottinger Financial 020 7861 3877

END

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